1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

FIRST GOLD POUR AT BURNSTONE

November 2, 2010, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin” or the “Company”) (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that the Burnstone Metallurgical Plant project achieved a major milestone with the first gold pour completed on October 31, 2010.

The successful commissioning of the crushing and grinding circuits as reported earlier have been followed by the commissioning of the gravity concentrate circuit and the first gold pour. The focus has now moved to the CIL circuit which commenced operation during the week of October 25, 2010.

Following the successful licensing of both the rock and personnel winders on October 15, the vertical shaft has commenced with the hoisting of men and material while the final equipping and construction of the shaft surface area is taking place. The rock tip and conveyor on 40 Level will be commissioned later this week, after which the hoisting of ore will commence.

Ferdi Dippenaar, President and CEO, commented: “Good progress continues to be made with the commissioning of the Burnstone Metallurgical Plant. The first gold pour is always a significant milestone and attention has now shifted to the commissioning of the CIL process and the remaining infrastructure. Operationally, the metallurgical plant commissioning has gone well with no major incidents causing significant delays.”

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person, as defined by Canadian regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.